Exhibit 99.1

Golden Star Reports Financial Results

for the First Quarter of 2014

Toronto, ON – May 7, 2014 – Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) today reported its financial results for the quarter ended March 31, 2014 (“the first quarter” or “the period”). All references to currency are to US dollars.

Highlights of these results are as follows:

•	Gold sold during the first quarter declined to 65,812 ounces, from 75,430 ounces sold during the fourth quarter 2013 (“the prior quarter”) due to lower grade ore processed

•	Revenues for the first quarter decreased to $85.0 million from $96.0 million in the prior quarter due to fewer ounces sold

•	Cost of sales excluding depreciation and amortization for the first quarter of 2014 decreased to $84.3 million from $88.5 million in the prior quarter, the third consecutive quarter of lower costs

•	Consolidated cash operating costs per ounce[1] were $1,206 for the first quarter, compared to $1,091 per ounce for the prior quarter, primarily as a result of lower ounces produced

•	Adjusted net loss attributable to shareholders[1] for the first quarter of 2014 totaled $12.2 million, compared to an adjusted net loss attributable to shareholders of $6.5 million for the prior quarter

•	Consolidated cash balance at quarter end of $57.8 million, with $10 million remaining undrawn on existing loan facility

•	Betterment stripping at Bogoso is substantially complete, with gold production expected to improve over the remainder of the year as we expect higher grade and better recovery ore to be supplied to the plant going forward

•	Operational efficiencies and productivity gains at Wassa continues to deliver results

Exploration drilling at Wassa continues to yield positive results, PEA of underground mining at Wassa expected in the third quarter

[1]	See “Non GAAP Financial Measures”.

Sam Coetzer, President and CEO of Golden Star, commented:

“We knew at the beginning of 2014 that the first quarter would be a challenge with high stripping costs and low ore grades. Overall I am satisfied with what we achieved in this period

150 King Street West | Sun Life Financial Tower | Suite 1200 | Toronto ON M5H 1J9

and believe that the foundation is now set for gold production to increase and costs to decrease going forward. At Bogoso, the bulk of the stripping is behind us, and mining will now be focused on higher grade ore. At Wassa, the new single pit has been established, a fleet of larger equipment has been moved from Bogoso to this pit and, toward the end of the quarter, productivity gains and associated lower costs per tonne were achieved. As a result, mine operating costs are expected to decrease further and gold production is expected to increase over the remainder of the year. At $1,300 per ounce, we expect to generate positive operating cash flow going forward in 2014. Wassa’s exploration program at depth continues to deliver exciting results and, accordingly, this remains central to our strategy of transforming our business to being a lower cost non-refractory producer.”

The Company will conduct a conference call and webcast today to discuss these results at 10:00 am EDT.

The call can be accessed by telephone or by webcast as follows:

Participants - Toll free: +1 888-599-8667

Participants - Toll: +1 913-312-0981

Participant Passcode (all numbers): 1610399

Webcast: www.gsr.com

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference.

A recording of the conference call will be available until 7 June 2014 by dialing:

Toll Free: +1 888-203-1112

Toll: +1 719-457-0820

Replay Passcode: 1610399

The webcast will also be available after the call at www.gsr.com

Summary of Consolidated Operational and Financial Results:

		Three months ended March 31,	Three months ended December 31,
		2014	2013
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	34,838	44,337
Bogoso gold sold	oz	30,974	31,093

Total gold sold	oz	65,812	75,430

Average realized price	$/oz	1,292	1,273
Cash operating cost per ounce - combined[1]	$/oz	1,206	1,091

Gold revenues	$‘000	85,004	96,034
Cost of sales excluding depreciation and amortization	$‘000	84,296	88,549
Depreciation and amortization	$‘000	6,616	9,673

Mine operating margin	$‘000	(5,908)	(2,188)
General and administrative	$‘000	5,706	5,097
Loss/(gain) on fair value of 5% convertible debentures	$‘000	10,174	(1,624)
Income tax expense/(recovery)	$‘000	85	(1,519)

Net loss attributable to Golden Star shareholders	$‘000	(22,364)	(148,576)
Net loss per share – basic and diluted		$(0.09)	(0.57)

Cash flow used in operations	$‘000	(2,009)	(2,463)
Cash flow used in operations per share – basic and diluted		$(0.01)	(0.01)

Capital expenditures	$‘000	12,212	22,513

[1]	See “Non GAAP Financial Measures”.

Review of Financial Performance

Revenues for the first quarter of 2014 decreased to $85.0 million compared to $96.0 million in the prior quarter, due to fewer ounces of gold sold. The gold price traded in a tight range during the period with an average realized gold price of $1,292 per ounce in the first quarter of 2014 compared to $1,273 in the fourth quarter 2013.

Mine operating expenses for the first quarter of 2014 decreased to $82.9 million from $84.8 million in the prior quarter due to lower haulage and contractor costs. The Company expects mine operating expense to continue to decrease for the remainder of 2014, as a result of production from the Father Brown pit coming to an end in the second quarter thereby eliminating the haulage costs from this pit, and also due to the reduced stripping at Bogoso as the push backs are now substantially complete.

Consolidated cash operating cost per ounce totaled $1,206 per ounce for the first quarter of 2014, compared to cash operating cost per ounce of $1,091 per ounce for the prior quarter. Wassa’s cash operating cost per ounce totaled $955 per ounce in the first quarter of 2014 and Bogoso’s cash operating cost per ounce increased to $1,489 per ounce for the first quarter of 2014. Mine operating expenses were lower at both operations, but cash operating costs per ounce were impacted by fewer ounces of gold produced.

Adjusted net loss attributable to Golden Star shareholders for the first quarter of 2014 totaled $12.2 million, compared to an adjusted net loss attributable to Golden Star shareholders of $6.5 million in the prior quarter. As a result of lower gold sales partially offset by lower depreciation expense, net income was negatively impacted by a non-cash fair value loss on the Company’s 5% Convertible Debentures for the first quarter of 2014 of $10.2 million compared to a non-cash fair value gain in the prior quarter of $1.6 million.

Cash used by operations before working capital changes totaled $6.2 million for the first quarter of 2014. Capital expenditures at Wassa and Bogoso for the first quarter totaled $12.2 million, including $4.2 million of betterment stripping relating to the push backs at Bogoso. Remaining capital expenditure for the year is expected to be approximately $38 million.

Consolidated cash balance was $57.8 million at March 31, 2014. Cash generated by operations and working capital is expected to improve over the remainder of the year as the Chujah pushback is substantially completed and access to higher grade ore at Bogoso is achieved.

Review of Operational Performance

Wassa Operations

		For the three months ended March 31, 2014	For the three months ended December 31, 2013
WASSA FINANCIAL RESULTS
Revenue	$‘000	44,909	56,530
Mine operating expenses	$‘000	34,076	39,168
Royalties	$‘000	2,248	2,829
Operating costs from/(to) metals inventory	$‘000	(806)	(98)

Cost of sales excluding depreciation and amortization	$‘000	35,518	41,899
Depreciation and amortization	$‘000	3,873	5,442

Mine operating margin	$‘000	5,518	9,189
Capital expenditures	$‘000	4,144	8,634

WASSA OPERATING RESULTS
Ore mined	t	649,462	557,869
Waste mined	t	4,440,070	3,667,459
Ore processed	t	704,376	711,348
Grade processed	g/t	1.62	2.02
Recovery	%	92.7	93.2
Gold sales	oz	34,838	44,337
Cash operating cost per ounce[1]	$/oz	955	881

[1]	See “Non GAAP Financial Measures”.

Gold produced and sold totaled 34,838 ounces for first quarter of 2014, a 21% decrease from the 44,337 ounces sold during the last quarter of 2013. Lower production was primarily a result of 20% lower grade processed as the high grade Father Brown pit contributed relatively less to the total tonnes processed. This reduction was anticipated as this pit is reaching the end of its current mine life in the second quarter of 2014, and ore supply will be from the Wassa Main pit only going forward. Ore tonnes mined increased in the period with a larger fleet and operational efficiencies in the Wassa Main pit. Ore tonnes processed and recoveries were slightly lower than in the prior quarter.

Cost of sales excluding depreciation and amortization for Wassa totaled $35.5 million in the first quarter of 2014, $6.4 million lower than the $41.9 million incurred during fourth quarter of 2013. The lower cost of sales is mainly related to lower mine operating expenses incurred. Mine operating expenses were lower at $34.1 million, relative to $39.2 million in the fourth quarter 2013 due to a reduction of contract mining used.

Wassa’s resulting cash operating cost per ounce for the first quarter of 2014 totaled $955 per ounce, up 8% from $881 per ounce in the prior quarter.

Capital expenditures for the first quarter of 2014 totaled $4.1 million of which $3.0 million was spent on development drilling below the Wassa Main pit. A further $15 million in capital expenditures are forecast at Wassa for the remainder of the year.

Bogoso Operations

			For the three months ended March 31,	For the three months ended December 31,
			2014	2013
BOGOSO FINANCIAL RESULTS
Revenue	$	‘000	40,095	39,504
Mine operating expenses	$	‘000	48,857	45,649
Royalties	$	‘000	2,007	1,977
Operating costs from/(to) metals inventory	$	‘000	(2,086)	(2,396)

Cost of sales excluding depreciation and amortization	$	‘000	48,778	46,650
Depreciation and amortization	$	‘000	2,743	4,231

Mine operating margin	$	‘000	(11,426)	(11,377)
Capital expenditures	$	‘000	8,068	13,879

BOGOSO OPERATING RESULTS
Ore mined refractory		t	626,537	539,882
Ore mined non-refractory		t	—	545

Total ore mined		t	626,537	540,427
Waste mined		t	4,924,147	5,063,279
Refractory ore processed		t	708,323	563,204
Refractory ore grade		g/t	1.79	1.59
Gold recovery – refractory ore		%	66.7	60.6
Non-refractory ore processed		t	404,493	475,835
Non-refractory ore grade		g/t	0.94	1.07
Gold recovery - non-refractory ore		%	41.0	46.1
Gold sold refractory		oz	26,010	23,972
Gold sold non-refractory		oz	4,964	7,121
Gold sales (total)		oz	30,974	31,093
Cash operating cost per ounce[1]		$/oz	1,489	1,391

[1]	See “Non GAAP Financial Measures”.

Bogoso gold production and sales were flat from the prior quarter and totaled 30,974 ounces for the first quarter of 2014. Refractory gold produced increased to 26,010 ounces in the first quarter of 2014, as total refractory tonnes mined and processed increased along with the average grade processed. Recoveries also increased as expected with the higher grade processed. This is a direct result of the improved access to ore in the Bogoso North and Chujah pits. The strip ratio in the refractory pits reduced from 9.4 in the fourth quarter last year to 7.9 in the first quarter 2014 as the push backs in these pits approached completion. Non-refractory gold produced was solely from tailings retreatment which continues to perform according to expectations.

Bogoso’s cost of sales excluding depreciation and amortization totaled $48.8 million for the first quarter of 2014, up marginally from $46.7 million for the prior quarter. Similarly mine operating expenses totaled $48.9 million, 7% higher than the $45.6 million incurred in the fourth quarter of 2013, primarily as a result of higher contract mining costs incurred in the first quarter of 2014. Mining costs are expected to decrease during the remainder of the year as the strip ratios decrease at the Chujah and Bogoso North pits.

Cash operating cost per ounce totaled $1,489 per ounce for the first quarter of 2014, compared to $1,391 per ounce in the fourth quarter of 2013. These costs are expected to decrease over the remainder of the year.

Capital expenditures for the first quarter of 2014 totaled $8.1 million of which $2.7 million was incurred on Prestea Underground and $4.2 million of capitalized betterment stripping at the Chujah pit. The push back of the Chujah pitwall commenced in 2012 to improve access to higher grade ore. This stripping continued during the first quarter of 2014 and is now substantially complete.

Review of Development Projects

Wassa

Drilling continued in the first quarter with two drill rigs working on step out directional drilling and an additional two drill rigs concentrating on infill drilling beneath the Wassa Main pit. Drilling results received for the first quarter were from 15 holes totaling 8,828 meters with an additional six holes for 3,290 meters either still being drilled or pending assays. Step out drilling confirms that high grade gold mineralization at Wassa continues down plunge, with high grade mineralization encountered 450 meters south of the current Wassa ore body. Significant grades (ranging from 3.7 grams per tonne (g/t) of gold (Au) to 6.5 g/t Au) and widths have been encountered in a step out fence 200 meters south of the last step out fence, which in turn was 250 meters south of the current Wassa ore body. Infill drilling shows wide zones of significant grades, ranging from 3.9 g/t Au to 11.4 g/t Au, between existing high grade drill intercepts. The first phase of infill drilling is expected to be completed by the end of the second quarter of 2014. Please refer to the Company’s press release dated January 31, 2014 entitled “Wassa drilling program extends high grade mineralized zone 250 meters to the south.”

In January 2014, the Company commenced the Preliminary Economic Assessment (“PEA”) to determine the economic viability of an underground operation beneath the Wassa pit. This PEA will evaluate the economic potential of the Mineral Resource as it was defined on 31 December 2013 and will therefore not include any potential resources as intersected by recent step out and infill drilling. It is expected that this PEA will be completed during the third quarter of 2014.

Outlook

This quarter of lower production was anticipated as mining transitioned into a new lower grade but higher productivity pit at Wassa and the push backs at Bogoso were substantially completed. All processing plants are running at expected levels and at Bogoso the refractory plant has achieved throughput above expectations. Mine operating expenses have decreased over the quarter and we expect this trend to continue going forward in 2014 as we continue to reduce costs at Bogoso and improve productivity at Wassa.

The remainder of the year will be focused on realizing returns from the investment in push backs at Bogoso and further increasing productivity at Wassa. The results of the PEA on underground mining at Wassa are expected within the third quarter and will be communicated with shareholders.

Non-GAAP Financial Measures

In this press release, we use the terms “cash operating cost per ounce”, and “adjusted net loss attributable to Golden Star shareholders”. “Cash operating cost per ounce” and “adjusted net loss attributable to Golden Star shareholders” should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

“Cash operating cost per ounce” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month’s values to prior quarters’ values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company’s mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards (“IFRS”).

In order to indicate to stakeholders the Company’s earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates “adjusted net loss attributable to Golden Star shareholders” to supplement the condensed interim consolidated financial statements.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics (“non-GAAP measures”) and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star’s cash expenditures as they do not include income tax payments or interest costs. There is material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading “Non-GAAP Financial Measures” in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Three Months ended March 31, 2014 and the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013, available at www.sedar.com.

Cautionary note regarding forward-looking information

This report contains “forward looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the impact of betterment stripping at Bogoso on gold production over the remainder of the year, grade and recovery; the timing for completion of the PEA at Wassa; gold production and costs going forward; grades, mine operating expense and gold production at Wassa over the remainder of the year; operating cash flow going forward; the Company’s strategy of transforming its business to being a lower cost non-refractory producer; remaining capital expenditure for the year; decreased cash operating cost per ounce at Bogoso over the remainder of the year; the timing for completing the first phase of infill drilling at Wassa; and the duration of mining at the Father Brown pit.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Company Profile

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information on the Company, please visit www.gsr.com.

For further information, please contact:

André van Niekerk, Executive Vice President and Chief Financial Officer

416-583-3803

Angela Parr, Director Investor Relations

416-583-3815

investor@gsr.com

Source: Golden Star Resources Ltd.

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in thousands of U.S. dollars except shares and per share data)

(unaudited)

	For the three months ended March 31,
	2014	2013
Revenue	$85,004	$132,910
Cost of sales excluding depreciation and amortization	84,296	96,118
Depreciation and amortization	6,616	16,479

Mine operating (loss)/margin	(5,908)	20,313

Other expenses/(income)
Exploration expense	84	642
General and administrative	5,706	7,430
Property holding costs	—	3,086
Finance expense, net	2,419	1,921
Other income	(23)	(161)
Loss/(gain) on fair value of 5% Convertible Debentures	10,174	(7,646)

(Loss)/income before tax	(24,268)	15,041
Income tax expense	85	7,119

Net (loss)/income	$(24,353)	$7,922
Net loss attributable to non-controlling interest	(1,989)	(83)

Net (loss)/income attributable to Golden Star shareholders	$(22,364)	$8,005

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	$(0.09)	$0.03
Weighted average shares outstanding-basic (millions)	259.2	259.1
Weighted average shares outstanding-diluted (millions)	259.2	259.7

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME/ (LOSS)

(Stated in thousands of U.S. dollars) (unaudited)

	For the three months ended March 31,
	2014	2013
OTHER COMPREHENSIVE (LOSS)/INCOME
Net (loss)/income	$(24,353)	$7,922
Unrealized loss on investments, net of taxes	—	(5,618)

Comprehensive (loss)/income	(24,353)	2,304
Comprehensive loss attributable to non-controlling interest	(1,989)	(83)

Comprehensive (loss)/income attributable to Golden Star shareholders	$(22,364)	$2,387

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars) (unaudited)

	As of March 31,	As of December 31,
	2014	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$57,822	$65,551
Accounts receivable	9,358	8,200
Inventories	68,673	67,725
Prepaids and other	6,117	6,852

Total Current Assets	141,970	148,328
RESTRICTED CASH	2,034	2,029
PLANT AND EQUIPMENT	82,370	83,850
MINING PROPERTIES	89,818	81,343
EXPLORATION AND EVALUATION ASSETS	9,747	9,747
INTANGIBLE ASSETS	78	446

Total Assets	$326,017	$325,743

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$113,772	$108,983
Current portion of rehabilitation provisions	8,833	7,783
Current tax liability	8,336	9,506
Current portion of long term debt	12,142	10,855

Total Current Liabilities	143,083	137,127
LONG TERM DEBT	100,686	83,387
REHABILITATION PROVISIONS	78,623	78,527
DEFERRED TAX LIABILITY	85	—

Total Liabilities	322,477	299,041

Commitments and contingencies
SHAREHOLDERS’ EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized.	695,122	694,906
CONTRIBUTED SURPLUS	30,321	29,346
DEFICIT	(674,908)	(652,544)

Total Golden Star Equity	50,535	71,708
NON-CONTROLLING INTEREST	(46,995)	(45,006)

Total Equity	3,540	26,702

Total Liabilities and Shareholders’ Equity	$326,017	$325,743

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands of U.S. dollars) (unaudited)

	For the three months ended March 31,
	2014	2013
OPERATING ACTIVITIES:
Net (loss)/income	$(24,353)	$7,922
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	6,616	16,479
Gain on sale of assets	—	(72)
Loss on retirement of asset	43	—
Share-based compensation	1,438	1,479
Deferred income tax recovery	85	(3,187)
Loss/(gain) on fair value of 5% Convertible Debentures	10,174	(7,646)
Accretion of rehabilitation provisions	436	148
Reclamation expenditures	(667)	(883)
Changes in working capital	4,219	(2,325)

Net cash (used in)/provided by operating activities	(2,009)	11,915
INVESTING ACTIVITIES:
Additions to mining properties	(11,073)	(23,841)
Additions to plant and equipment	(1,139)	(3,553)
Change in accounts payable and deposits on mine equipment and material	(1,915)	(730)
Increase in restricted cash	(5)	—
Proceeds from sale of assets	—	72

Net cash used in investing activities	(14,132)	(28,052)
FINANCING ACTIVITIES:
Principal payments on debt	(1,650)	(1,879)
Proceeds from debt agreements and equipment financing	10,062	—
Exercise of options	—	152

Net cash provided by/(used in) financing activities	8,412	(1,727)

Decrease in cash and cash equivalents	(7,729)	(17,864)
Cash and cash equivalents, beginning of period	65,551	78,884

Cash and cash equivalents, end of period	$57,822	$61,020